Exhibit 99.2

ATS CORPORATION

(the “Corporation”)

Annual and Special Meeting of Shareholders

Held on August 10, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1.  The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:

Approved (1)

Dave W. Cummings Joanne S. Ferstman Andrew P. Hider Kirsten Lange	Michael E. Martino David L. McAusland Sharon C. Pel Philip B. Whitehead

2.  The re-appointment of Ernst & Young LLP as auditors of the Corporation until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditor’s remuneration.

Approved (2)

3.  The adoption and ratification of By-Law No. 3, a by-law relating to the removal of the Canadian residency requirement for directors of the Corporation and to update the name of the Corporation from “ATS Automation Tooling Systems Inc.” to “ATS Corporation” in By-law No. 1 and By-Law No. 2.

Approved (3)

4. The passing of a non-binding resolution accepting the Corporation’s approach to executive compensation.	Approved (4)

5. The ratification, confirmation, and approval of the ATS shareholder rights plan and the rights issued and issuable thereunder.	Approved (5)

Notes:

(1)

This matter was voted upon electronically and by proxy at the virtual meeting. The following were voted For or Withheld: (a) Dave W. Cummings, 82,444,003 For; 3,655,972 Withheld; (b) Joanne S. Ferstman, 81,627,498 For; 4,472,477 Withheld; (c) Andrew P. Hider, 84,887,003 For; 1,212,972 Withheld; (d) Kirsten Lange, 82,446,026 For; 3,653,949 Withheld; (e) Michael E. Martino, 80,380,372 For; 5,719,603 Withheld; (f) David L. McAusland, 79,647,442 For; 6,452,533 Withheld; (g) Sharon C. Pel, 86,079,107 For; 20,868 Withheld; and (h) Philip B. Whitehead, 85,965,499 For; 134,476 Withheld.

(2)	This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 84,500,222 were voted For and 2,868,195 were Withheld.
(3)	This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 86,089,956 were voted For and 10,019 were voted Against.
(4)	This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 84,005,777 were voted For and 2,094,198 were voted Against.
(5)	This matter was voted upon electronically and by proxy at the virtual meeting. Of the votes received, 84,169,929 were voted For and 1,930,046 were voted against.

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